

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 22, 2008

Mr. Sidney B. Fowlds
President
ParaFin Corporation
74040 Hwy. 111, Suite L 200
Palm Desert, CA 92250

> **Re:** **ParaFin Corporation**
> **Form 10-KSB for Fiscal Year Ended September 30, 2006**
> **Filed January 12, 2007**
> **Response Letter Dated December 17, 2006**
> **Form 10-QSB/A-1 for Fiscal Quarter Ended June 30, 2006**
> **Filed August 25, 2006**
> **File No. 0-09071**

Dear Mr. Fowlds:

We issued comments to your Company on the above captioned filings on January 26, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 7, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 7, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jennifer O'Brien at 202-551-3721 if you have any questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant